1900 K Street, NW Washington, DC 20006-1110
+1 202 261 3300 Main
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www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

December 21, 2022

VIA EDGAR CORRESPONDENCE

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (SEC File 811-23222) and Lattice Strategies Trust (SEC File No. 811-23002) (“Lattice” and, together with Hartford Funds Exchange-Traded Trust, the “Registrants”)

Dear Ms. Rotter:

We are writing in response to comments you provided telephonically on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Kyle Whiteman and me on November 30, 2022 with respect to the following: (i) the Annual Report for certain series of Lattice for the period ended September 30, 2021, filed on Form N-CSR on December 2, 2021 (the “Lattice Annual Report”); and (ii) the Annual Report for certain series of Hartford Funds Exchange-Traded Trust for the period ended July 31, 2022 filed on Form N-CSR on October 7, 2022 (the “Hartford Funds Exchange-Traded Trust Annual Report” and, together with Lattice Annual Report, the “Annual Reports”). On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Reports or the Registrants’ Registration Statements, as applicable

Comment 1:	The Hartford Large Cap Growth ETF (“Large Cap Growth ETF”), a series of Hartford Funds Exchange-Traded Trust, disclosed securities lending activity in the Hartford Funds Exchange-Traded Trust Annual Report and its most recent Form N-CEN filed on October 13, 2022, but the response to Item C.6.f of Hartford Funds Exchange-Traded Trust’s Form N-CEN, disclosing the Large Cap Growth ETF’s “monthly average of the value of portfolio securities on loan during the reporting period,” was “0.00000000.” Please explain in correspondence why the response to Item C.6.f of Form N-CEN with respect to Large Cap Growth ETF was zero, include the relevant amount in your response if zero was incorrect, and consider filing an amended Form N-CEN with the requested information.

Response:	Hartford Funds Exchange-Traded Trust notes that Item C.6.f of Form N-CEN requires a registrant to provide the monthly average of the value of portfolio securities on loan during the reporting period. In supplemental guidance with respect to this item, the Staff set forth three non-exclusive methodologies a fund could use to calculate the monthly average of the value of portfolio securities on loan.[1] In particular, the answer to question 7 with respect to the N-CEN FAQs notes that the following calculation methodology is the second of three permissible methodologies: [2.] “Take the sum of the value of securities on loan, or net assets, at the end of each month and divide that sum by the number of months in the reporting period.” Hartford Funds Exchange-Traded Trust’s calculation of the monthly average of the value of portfolio securities on loan during the reporting period for each fund uses this calculation methodology, which is consistent with the FAQs. With respect to the Large Cap Growth ETF, Hartford Funds Exchange-Traded Trust confirms that no portfolio securities were on loan at each month-end for the fiscal period for which Form N-CEN information is provided. Therefore, pursuant to a calculation methodology set forth in the FAQs, the monthly average of the value of portfolio securities on loan during the reporting period was correctly disclosed as “0.00000000.”

Comment 2:	Please use the updated version of Form N-CSR going forward. The most recent version of the Form can be found on the SEC’s website. In particular, please note that Items 4(i) and 4(j) of Form N-CSR are required to be addressed whether or not the response is applicable. Please confirm in correspondence that the most recent version of Form N-CSR will be used going forward.

Response:	The Registrants confirm that they will use the most recent version of Form N-CSR going forward.

 1 See “Investment Company Reporting Modernization Frequently Asked Questions” (updated as of April 21, 2021) (the “FAQs”).

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino
John V. O’Hanlon